EXHIBIT 12

RURAL ELECTRIC COOPERATIVE GRANTOR TRUST (KEPCO) SERIES 1997
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2011	2010	2009	2008	2007
Net income (loss)	$1,025,713	$508,387	$3,354,453	$(3,174,818)	$(582,686)
Add: Fixed charges	155,118	325,119	692,179	1,580,794	2,299,941

Income (loss) available for fixed
charges	$1,180,831	$833,506	$4,046,632	$(1,594,024)	$1,717,255

Fixed charges:
Interest on all debt	$155,118	$325,119	$692,179	$1,580,794	$2,299,941

Total fixed charges	$155,118	$325,119	$692,179	$1,580,794	$2,299,941

Ratio of income (loss) to
fixed charges	7.61	2.56	5.85	-	-

Deficiency	$-	$-	$-	$(3,174,818)	$(582,686)

For the years ended December 31, 2008 and 2007, earnings were insufficient to cover fixed charges by  $3.2 million and $0.6 million, respectively.